Exhibit 12.1

Paramount Gold and Silver Corp.

Computation of Ratio of Earnings to Cover Fixed
Charges and Preferred Dividends
(In thousands)

	Six Months Ended December 31, 2013	2009	2010	2011	2012	2013

Pre-tax loss from continuing operations	(4,123)	(7,241)	(10,212)	(11,860)	(18,093)	(11,296)
Fixed charges	0	0	0	0	0	0

Earnings (losses) available to cover fixed charges	(4,123)	(7,241)	(10,212)	(11,860)	(18,093)	(11,296)

Fixed charges
Interest on indebtedness	0	0	0	0	0	0
Interest attributable to rental property	0	0	0	0	0	0
Preferred stock dividend requirements	0	0	0	0	0	0

Ratio of earnings to cover fixed charges (a)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	4,123	7,241	10,212	11,860	18,093	11,296

(a) As the Company does not incurr fixed charges, no ratio has been presented